UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2008 and December 31, 2007

Notes to Financial Statements

Supplemental Schedule as of December 31, 2008

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 26, 2009

By: SPARTAN STORES, INC.
Plan Administrator

By: /s/ Thomas A. Van Hall
Thomas A. Van Hall
Vice President Finance

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.2	Performance Table

Spartan

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

Rehmann
Business wisdom delivered.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2008 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Rehmann Robson

REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 24, 2009

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2008	**2007**
ASSETS		
Investments at fair value		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$23,024,509	$32,733,150
Participant loans	1,259,854	1,281,571
Total investments at fair value	**24,284,363**	**34,014,721**
Participant contributions receivable	26,592	30,267
Total assets	**24,310,955**	**34,044,988**
LIABILITIES		
Accounts payable to Spartan Stores, Inc. Savings Plus Plan	-	13,580
Net assets available for benefits at fair value	**24,310,955**	**34,031,408**
Adjustment from fair value to contract value for fully benefit-responsive investment contract	181,363	-
Net assets available for benefits	**$24,492,318**	**$34,031,408**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2008	**2007**
(Reductions) additions to net assets attributed to		
Investment income (loss)		
Net (depreciation) appreciation in aggregate fair value of investments in Spartan Stores, Inc. Savings Plus Master Trust	$ (9,368,113)	$ 748,779
Dividend income	804,070	2,087,976
Interest income	118,194	111,665
Total investment (loss) income	**(8,445,849)**	**2,948,420**
Contributions		
Participant	1,706,375	1,771,985
Rollover	169,493	92,105
Total contributions	**1,875,868**	**1,864,090**
Total	**(6,569,981)**	**4,812,510**
Deductions from net assets attributed to		
Benefits paid to participants	2,964,058	1,945,760
Administrative expenses	5,051	17,043
Total deductions	**2,969,109**	**1,962,803**
Net (decrease) increase	**(9,539,090)**	**2,849,707**
Net assets available for benefits		
Beginning of year	34,031,408	31,181,701
End of year	**$ 24,492,318**	**$ 34,031,408**

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of Spartan Stores, Inc. (the "Plan Sponsor" or "Company") represented by the General Teamsters Union. Prior to July 1, 2008, employees were eligible to participate in the Plan upon attaining age 21 and having 6 consecutive months of employment with 500 service hours, or 500 service hours in 12 consecutive months since the date of hire, or 500 hours in any Plan year. Effective July 1, 2008, employees are eligible to participate in the Plan upon attaining age 21 and having completed six months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of contributions into various investment options offered by the Plan through the Spartan Stores, Inc. Savings Plus Master Trust (Note 2). As of December 31, 2008, the Plan offered 20 mutual funds, one common/collective trust fund and the common stock of the Plan Sponsor as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of Plan earnings or losses, and charged with an allocation of administrative expenses. Plan earnings or losses are allocated based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from their accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000, reduced by the participant's highest outstanding loan balance during the 12-month period immediately preceding the loan date. Loan terms generally range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participants account and bear interest at annual rates ranging from 6.0% to 11.0%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the loan was made. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payment as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan.

Administrative Expenses

The Plan's administrative expenses, including salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Except for participant loans, fair value is determined by quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) or appreciation in fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair market value of investments for such investments.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 (SFAS 157), *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. Effective January 1, 2008, the Plan adopted these provisions of SFAS No. 157. There was no material impact to the Plan's financial statements upon adoption of SFAS No. 157. Related disclosures are included in Note 3.

2. INVESTMENTS

The Plan's investments, except for participant loans, consist of an interest in the Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits co-mingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

Interest and dividends and the net appreciation (depreciation) for both participating plans in the Master Trust are summarized as follows for the year ended December 31:

	2008	2007
Dividend income	$ 5,143,116	$ 10,882,277
Interest income	365,646	362,886
Net (depreciation) appreciation in value of investments:		
Mutual funds	(56,187,245)	2,943,295
Common stock	649,455	934,650
Total net (depreciation) appreciation	(55,537,790)	3,877,945
Total investment (loss) income	**$ (50,029,028)**	**$ 15,123,108**

The assets of the Master Trust are summarized as follows at December 31:

	2008	2007
Investments at fair value:		
Alger Small Cap Institutional Fund	$ 1,381,844	$ 2,885,484
American Century Large Company Value Fund	3,077,197	5,216,116
American Funds Growth Fund of America	* 14,451,163	* 25,513,724
Fidelity Balanced Fund	* 7,240,153	* 11,619,226
Fidelity Disciplined Equity Fund	* 9,631,602	* 18,938,901
Fidelity Freedom 2005 Fund	203,637	207,151
Fidelity Freedom 2010 Fund	1,710,051	2,815,208
Fidelity Freedom 2015 Fund	2,099,699	2,120,485
Fidelity Freedom 2020 Fund	4,360,413	5,685,905
Fidelity Freedom 2025 Fund	1,969,239	2,082,226
Fidelity Freedom 2030 Fund	5,111,089	8,209,471
Fidelity Freedom 2035 Fund	657,289	581,757
Fidelity Freedom 2040 Fund	3,105,861	4,690,584
Fidelity Freedom Income Fund	1,302,542	1,773,732
Fidelity International Discovery Fund	* 9,353,862	* 19,464,318
Fidelity Managed Income Portfolio	* 20,747,866	* 17,267,282
First American Mid Cap Growth Opportunity Fund	3,655,494	* 7,249,876
Lord Abbett Midcap Value Fund	-	6,897,755
Perkins Mid Cap Value Fund	4,157,682	-
PIMCO Total Return Fund	* 12,068,590	* 10,080,420
RS Partners Fund	3,027,353	5,283,318
Spartan Stores, Inc. Common Stock	* 10,008,278	* 10,715,050
Spartan U.S. Equity Index Fund	6,508,885	11,769,283
Total investments	$ 125,829,789	$ 181,067,272
Plan's investment in the Master Trust	$ 23,024,509	$ 32,733,150
Plan's percentage interest in total assets of the Master Trust	18.30 %	18.08 %

*The Plan's share of the investment fund represents 5% or more of the Spartan Stores, Inc. Savings Plus Plan for Union Associates net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

SFAS No. 157, *Fair Value Measurements*, establishes a framework for measuring fair value based upon the assumptions (inputs) used to value the assets or liabilities. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under SFAS No. 157 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Shares held in mutual funds traded on national securities exchanges are valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Spartan Stores, Inc. common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Common/collective investment trusts: These investments are priced daily. The rate is a blend of the contract's rate of return and the liquidity component's mil rate. The contract's rate of return is typically reset on a quarterly basis. The daily value is calculated based on contract value which is based on the provisions of the contracts.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2008:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 95,073,645	$ 95,073,645	$ -	$ -
Common / Collective Trust	20,747,866	-	20,747,866	-
Spartan Stores stock	10,008,278	10,008,278	-	-
Total investments held in Master Trust	**$ 125,829,789**	**$ 105,081,923**	**$ 20,747,866**	**$ -**

In addition to assets held in the Master Trust, the following table sets forth by level the Plan's other investments at fair value at December 31, 2008:

	Total	Level 1	Level 2	Level 3
Participant loans	$ 1,259,854	$ -	$ -	$ 1,259,854

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Participant Loans
Balance, beginning of year	$ 1,281,571
Purchases, sales, issuances, and settlements (net)	(21,717)
Balance, end of year	**$ 1,259,854**

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a fully-benefit responsive investment contract with Fidelity Investments (Fidelity). Fidelity maintains contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The common collective trust fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because the common collective trust fund is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract, however, the contract is included in the statements of net assets available for benefits at fair value. The fair value of the common collective trust held by the Master Trust at December 31, 2008 and 2007, was $20,747,865 and $17,267,282, respectively. At December 31, 2007, the fair value of the investment approximated contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on interest rate credited to participants were approximately 3.04% and 4.40% for 2008 and 2007, respectively.

Certain events, limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The common collective trust does not permit Fidelity to terminate the agreement prior to the scheduled maturity date.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $5,051 and $17,043 for 2008 and 2007, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $67,493,303 and $95,456,247 in such investments as of December 31, 2008 and 2007, respectively.

The Plan's investment in Spartan Stores, Inc. common stock as of December 31, 2008 and 2007, represents party-in-interest transactions. The participating plans in the Master Trust together held 430,464 and 469,958 shares of Spartan Stores, Inc. common stock as of December 31, 2008 and 2007, respectively, representing approximately 1.94% and 2.15% of the Company's total outstanding shares as of those dates.

Cash dividends of $91,083 and $81,662 were paid to the Master Trust by Spartan Stores, Inc. during 2008 and 2007, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the Statements of Changes in Net Assets Available for Benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, common collective trusts and mutual funds with underlying assets consisting of stocks and bonds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

* * * * *

SUPPLEMENTARY INFORMATION

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Spartan Stores, Inc. Savings Plus Master Trust	Plan share of Master Trust	$ 23,024,509
*	Participant loans	Maturity 1 – 5 years, with annual interest rates ranging between 6.0% and 11.0%; collateralized by participant account balances	1,259,854
	Total investments		**$ 24,284,363**

a) An asterisk in this column identifies a person known to be a party-in-interest.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We consent to the incorporation by reference in Registration Statements (No. 333-66430, No. 333-100794 and No. 333-145432) on Form S-8 of Spartan Stores, Inc., of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for Union Associates as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2008 supplemental schedule of assets (held at end of year), which report appears in the December 31, 2008 annual report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for Union Associates.

Rehmann Robson

REHMANN ROBSON, P.C.

June 24, 2009
Grand Rapids, Michigan

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

June 26, 2009

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 26, 2004, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/26/04 Value	3/26/05 Value	3/25/06 Value	3/31/07 Value	3/29/08 Value	3/28/2009 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 2,307.20	$ 2,678.40	$ 5,764.40	$ 4,414.20	$ 3,326.90

Spartan Stores did not pay any dividends on its common stock during the fiscal year ended March 26, 2005. The Company began paying a quarterly dividend of $.05 per common share on March 14, 2006. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.